BIDFISH.COM INC.
2250 NW, 114th Ave, Unit 1P
PTY6049, Miami Florida 33172

September 22, 2011

United States Securities
and Exchange Commission

Attention:     Ms. Donna Di Silvio

Dear Ms. Di Silvio:

Re:	Bidfish.com Inc. (the “Company”)
Form 10-K/A for Fiscal Year Ended August 31, 2010
Filed July 29, 2011
Form 10-Q for the Quarter Ended May 31, 2011
Filed July 20, 2011
File No. 000-53512

We are writing in response to your letter dated August 22, 2011.

Our Amendment No. 2 to the Form 10-K Annual Report for Fiscal Year Ended August 31, 2010 and our Amendment No. 1 to the Form 10-Q for the Quarter Ended May 31, 2011 incorporates the changes referred to below.

Form 10-K for the fiscal year ended August 31, 2010, as amended

Evaluation of Disclosure Controls and Procedures, page 20

1.
We note your revised disclosure indicating that the company’s disclosure controls and procedures were not effective as of the end of the period covered by your report; August 31, 2010. Please discuss why your disclosure controls and procedures were not effective and explain when and by whom the deficiencies were first identified. Please also explain exactly how and when you intend to rectify the deficiencies.

We have amended our Form 10-K with the following additional information:

Our deficiencies in disclosure controls and procedures resulted from our lack of segregation of duties. The conclusion was made as of and for the year ended August 31, 2010 by our principal executive and financial officer Mr. Juan Carlos Espinosa.

We are taking steps to improve our disclosure controls and procedures to ensure we meet all filing requirements by the SEC timely.  We have been in the process of identifying and appointing additional qualified personnel who can review, improve and maintain our disclosure controls and procedures, as well as securing sufficient financing to cover the costs of implementing the changes required for our remediation efforts.

2.
Because material weaknesses existed with respect to your disclosure controls and procedures, please disclose the basis for your conclusions that the company’s internal control over financial reporting were nonetheless effective as of the end of the period covered by the report.

We concluded that our internal control over financial reporting was effective, because we had limited transactions, and our financial statements and other financial information are audited annually and reviewed quarterly by our PCAOB registered auditors.

However, this comment from you lead us to the more consistent conclusion that deficiencies in our disclosure controls and procedures impact our timely financial reporting, although the impact was immaterial. Therefore, we have amended our Form 10-K as follows:

Management concluded that, as of and for the year ended August 31, 2010, our internal control over financial reporting was not effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles as of the year and quarters ended August 31, 2010.

The conclusion that our internal control over financial reporting was not effective was due to the presence of the material weaknesses identified with respect to our disclosure controls and procedures. We anticipate effective internal control over financial reporting once we rectify our deficiencies in our disclosure controls and procedures.

Form 10-Q for the Quarterly Ended May 31, 2011
Exhibit 31.1

3.	Please revise the certification to include the introductory language required by paragraph 4 and paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

We have revised our Exhibit 31.1 to our Amendment No. 1 to the Form 10-Q to include the introductory language required by paragraph 4 and paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

The Company hereby acknowledges that:

-	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Bidfish.com Inc.

/s/ “Juan Carlos Espinosa”
Juan Carlos Espinosa
President and CEO